SETTLEMENT AGREEMENT (the "Agreement"), with an effective date as of September 30, 2003, Dominix, Inc. with an office located at 40 Marquette Drive, Smithtown, New York 11787 ("Dominix") and Salvatore Cerruto residing at 7 Blake Avenue, Clinton, Connecticut 06413 ("SC") and Audra Cerruto residing at 7 Blake Avenue, Clinton, Connecticut 06413 ("AC"; SC and AC collectively the "Investors").

                                   WITNESSETH

      WHEREAS, the Investors previously entered into an agreement with the former management of Dominix pursuant to which them invested collectively a total of $22,000 in Dominix on January 25, 2001 through a Convertible Debenture (the "Transaction") and alleges that they are entitled to repayment of said investment and/or equity from Dominix in connection therewith; and

      WHEREAS, Dominix without agreeing to or denying the claims of the Investors, wishes to settle the claims brought by the Investors with regard to the Transaction on the terms set forth herein and the Investors wish to accept such terms of settlement; and

      WHEREAS, Dominix has informed the Investors that it is contemplating a reverse stock-split of its common stock of between approximately 1-for-150 to 1-for-200 (the "Reverse Split") which it anticipates effecting within 90 days from the date thereof.

      NOW, THEREFORE, for good and valuable consideration, Dominix and the Investors intending to be legally bound, agree as follows:

      1. Stock Issuance. Within seven (7) business days following the effective date of the Reverse Split, Dominix shall issue an aggregate of 24,000 shares of common stock of Dominix to the Investors in full settlement of any and all obligations owed by Dominix to the Investors (the "Settlement Shares"), including any and all claims arising under the Transaction. Such shares to be issued shall be with a restrictive legend but for purposes of the holding period pursuant to Rule 144 under the Securities Act of 1933, as amended, Dominix acknowledges that the original date of issuance shall be January 25, 2001. Dominix shall not be in breach of this Agreement if the issuance of the restricted common stock is delayed because of the failure of the transfer agent to promptly process the issuance of such restricted common stock.

      2. General Release. Upon delivery of the Settlement Shares, each of the Investors, their, successors and assigns and any entity controlled or under the authority of the Investors and the Investors' immediate family members, dependents, personal representatives, heirs, creditors, executors, administrators, successors, assigns or counsel do hereby fully and forever, release waive and discharge Dominix, its officers, directors, shareholders, agents, attorneys, and employees, affiliates, and subsidiaries, whether past, present, or future (the "Released Parties") from any and all actions, suits, debts, demands, damages, claims, judgments, or liabilities of any nature, including costs and attorneys' fees, whether known or unknown, including, but


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not limited to, all claims arising out of the  Transaction,  breach of contract;
impairment of economic opportunity; or any claim under common-law or at equity; any tort or claims for reimbursements or commissions. The Investors acknowledge and agree that this general release and the covenant not to sue set forth in this Section 2 are essential and material terms of this Agreement and that, without such release and covenant not to sue, no agreement would have been reached by the parties and no stock would be issued by Dominix to the Investors. The Investors understand and acknowledge the significance and consequences of this release and this Agreement.

      (a) Covenant Not to Sue. To the maximum extent permitted by law, the Investors covenant not to sue or to institute or cause to be instituted any action in any federal, state, or local agency or court against any of the Released Parties, including but not limited to any of the claims released in paragraph 2 of this Agreement. In the event of the Investors' breach of the terms of this Agreement, without prejudice to Dominix's other rights and remedies available at law or in equity, except as prohibited by law, the Investors shall be liable for all costs and expenses (including, without limitation, reasonable attorney's fees and legal expenses) incurred by any of the Released Parties.

      (b) Non-Disclosure. Dominix and the Investors agree that they shall not disclose, divulge or furnish to any person or entity the contents of this Agreement or the circumstances relating to Transaction, except as required by law, or pursuant to valid subpoena, discovery notice, demand or request, or Court order or process, provided, however, that Dominix and the Investors may disclose such information to their attorney, accountant or as required by law.

      3. Governing Law. This Agreement shall be interpreted under the laws of the State of New York. In the event of litigation arising out of this Agreement, the parties hereto consent to the personal jurisdiction of the State of New York, County of New York.

      4. Binding Agreement. This Agreement represents the entire agreement between the parties and supercedes all prior agreements, promises, understandings, letters of intent, covenants, arrangements, communications, representations or warranties, whether oral or written, by any party hereto or by any related or unrelated third party. All exhibits attached hereto, and all certificates, documents and other instruments delivered or to be delivered pursuant to the terms hereof are hereby expressly made a part of this Agreement, and all references herein to the terms "this Agreement", "hereunder", "herein", "hereby" or "hereto" shall be deemed to refer to this Agreement and to all such writings.

      5. Successors and Assigns. As used herein the term "the parties" shall include their respective successors in interest, licensees or assigns.

      6. Execution. Each person who signs this Agreement on behalf of a corporate entity represents and warrants that he has full and complete authority to execute this Agreement on behalf of such entity. Each party shall bear the fees and expenses of its counsel and its own out-of-pocket costs in connection with this Agreement. 7. Counsel. Each of the parties acknowledge that they have been represented by counsel of their choice in the negotiation and execution of this Agreement.


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


      8. Captions. The captions appearing in this Agreement are for convenience only, and shall have no effect on the construction or interpretation of this Agreement.

      9. Non-Disparagement. Each party mutually agrees to refrain from making public or private comments or taking any actions which disparage, or are disparaging, derogatory or negative statements about the other, the business of any party or the products, policies or decisions of any party, or any present or former offices, directors or employees of any party or any of its operating divisions, subsidiaries or affiliates. Further, each party agrees to conduct themselves at all times in the future in a manner respectful of each other's rights and privileges and to refrain from engaging in any actions detrimental to the other's personal and professional welfare.

      IN WITNESS WHEREOF, Dominix and the Investors have made and entered into this Settlement Agreement as of the first date set forth above.


                                              DOMINIX, INC.


                                              -------------------------------
                                              By:  Andrew J. Schenker
                                              Title: President


                                              SALVATORE CERRUTO


                                              -------------------------------


                                              AUDRA CERRUTO


                                              -------------------------------



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